Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (404) 515-7099

E. Neville Isdell
Chief Executive Officer and Chairman of the Board
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

> **Re: The Coca-Cola Company**
> **Definitive 14A**
> **Filed March 9, 2007**
> **File No. 1-02217**

Dear Mr. Isdell:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

The Compensation Committee, page 19

1. We note that Towers Perrin assists the compensation committee with its responsibilities and that it gathers and analyzes data. Please clarify the role of the compensation consultant in determining or recommending the amount and form of executive or director compensation and discuss fully the material elements of the instructions or directions to the consultant with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Approval of Related Person Transactions, page 24

2. Please expand the definition of "related person" to include your executive officers and their immediate family members. See Instruction 1.a.i. and iii. to Item 404(a) of Regulation S-K.

3. Please disclose whether your policies and procedures for approving related person transactions are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Director Compensation, page 26

4. You specify a performance goal for the compensation plan for non-employee directors and indicate that you assess earnings per share growth "after considering items impacting comparability." Please discuss whether you have established in advance the types of items that will be considered to determine whether earnings per share have increased or otherwise indicate how these adjustments will be made.

5. Please clarify the effect, if any, on the vesting of awards to a director if the director does not continue as a board member.

Compensation Discussion and Analysis, page 29

6. Please expand your reasons for paying a certain level of base salary to explain how "internal equity" is taken into account to adjust for annual increases and discuss the extent to which it is considered in setting the initial level of base salary for named executive officers. Clarify whether it is your goal to set base salary at a certain multiple of the salary of a specified type of employee. You also state that the compensation committee considers market data and affordability for the company when determining base salary. Please discuss whether you consider total salary to be paid to the named executive officers when determining whether the base salary levels are affordable for the company. If so, discuss what total base salary level has been determined to be affordable for the year.

Annual Compensation, page 30

7. You have not provided a quantitative or qualitative discussion of the 2006
    financial or other performance targets to be achieved for your named executive
    officers to earn the annual incentive. You also have not included the 2007 targets.
    See Instruction 2 to Item 402(b) of Regulation S-K. Please disclose or, to the
    extent you believe disclosure of these targets is not required because it would
    result in competitive harm, provide us on a supplemental basis a detailed
    explanation under Instruction 4 to Item 402(b) of Regulation S-K for this
    conclusion. You indicate that you have exceeded the financial performance target
    in each of the last three years for the annual incentive, but you have not stated
    clearly how difficult it is to achieve the target level of performance. If disclosure
    of the performance-related factors would cause competitive harm, please discuss
    how difficult it will be for the executive or how likely it will be for the registrant
    to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation
    S-K.

8. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that
    section, the compensation discussion and analysis should be sufficiently precise to
    identify material differences in compensation policies for individual named
    executive officers. Mr. Isdell received the highest salary of $1.5 million, almost
    two times the next highest salary, and a bonus of $5.5 million, which was more
    than three times the next highest bonus paid to any of the named executive
    officers. Mr. Isdell was the only named executive officer to receive stock and
    performance share units in 2006, which accounts for a significant amount of the
    compensation differences between him and the other named executive officers.
    However, you should supplement the disclosure to explain further the reasons for
    the differences in the amounts of compensation awarded to the named executive
    officers.

Annual Incentive, page 31

Determination Formula, page 33

9. Your disclosure regarding the annual incentive is lengthy and somewhat difficult
    to understand without attaching values to the factors you use. Please consider
    including an example of how you determine the actual incentive award payout
    using actual dollar amounts, annual incentive targets, financial performance
    percentages and personal performance factors. Please consider including the
    amounts awarded to the named executive officers and the various percentages
    related to each named executive officer. Another alternative could involve
    providing tabular disclosure with representative amounts.

2006 Pension Benefits, page 57

10. Please clarify by footnote why the number of years of credited service differs for Mr. Isdell between the retirement plan and supplemental plan, on the one hand, and the overseas plan, on the other. Based on the disclosure you provided on page 39, the difference between the plans is not attributable to crediting Mr. Isdell with additional years of service. Please clarify the reasons for the difference in years of credited service.

11. Please clarify the meaning of the data included in the mortality table column of the assumptions you have provided.

2006 Nonqualified Deferred Compensation, page 59

12. Please include a footnote quantifying the extent to which amounts reported in column f previously were reported as compensation to the named executive officer in the summary compensation table for previous years. See the Instruction to Item 402(i)(2).

13. Please disclose the measures for calculating interest or other plan earnings (including the frequency in which selections may be changed), quantifying interest rates and other measures applicable during your last fiscal year. See Item 402(i)(3)(ii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel